EXHIBIT 99.1
Satyam posts robust revenue growth of 36% yoy
▪	Revenue and EPS guidance for fiscal 2006 revised upwards

▪	Significant global business wins in FMCG, Retail, Auto and Insurance sector

▪	Dr. M. Rammohan Rao, Dean of Indian School of Business, joins Satyam’s Board as Additional Director
Hyderabad (India), July 21, 2005: Satyam Computer Services Ltd. (NYSE:SAY) today announced the audited results of the company for the quarter ended June 30, 2005 (Q1).
Indian GAAP Consolidated
Revenue from software services stood at Rs. 1058.71 crore, up 9% sequentially and 35.7% compared to the same quarter last year. The revenue was significantly higher than the guidance of Rs. 1021 crore to 1025 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs. 4,536 and Rs. 4,569 crore, marking an annual growth rate of 29% - 30%. The earlier forecast for annual revenue growth was 26% to 28%.
Net profit, achieved at Rs. 190.19 crore, indicates a growth of 16.15% YoY and a decline of 7.98% growth over the previous quarter. EPS for the quarter at Rs. 5.95 is higher than the guidance of Rs.5.82 - Rs.5.85.
EPS for the fiscal is expected to be between Rs. 27.22 and Rs. 27.44, implying a growth rate of 21.5% to 22.5% over fiscal 2005.The earlier forecast for annual EPS growth was 20% to 22%.
US GAAP
Revenue from software services stood at US$ 246.04 mn, up 9.4% sequentially and 40.6% compared to the same quarter last year. Net Profit, achieved at US$ 42.28 mn indicates a growth of 16.06% YoY.
Satyam added 1341 associates in the quarter, taking the total employee strength to 20,505. The total manpower including subsidiaries and joint ventures increased to 22,782.
Satyam’s continued focus on Europe and Asia Pacific as potential growth markets is validated by the 11% and 14% sequential growth rate respectively. Europe, in effect, contributed to one third of the customer additions this quarter.

Commenting on the results, B. Ramalinga Raju, Satyam’s Founder & Chairman said, “It is heartening to note that the strategies adopted by us are leading to higher levels of engagement with customers, aiding our growth momentum. In addition to attractive growth rates, our initiatives have also resulted in high value and a diversified business portfolio. I am pleased to inform you that Dr. M. Rammohan Rao, Dean of Indian School of Business, will join Satyam’s Board as Additional Director. I am confident that his rich experience will assist us in our endeavor to seek higher goals.”
Business Wins
Satyam added 31 new customers in Q1, of which four were Fortune Global 500 and Fortune US 500 corporations. These include a leading Fast Moving Consumer Goods (FMCG) company, a leading apparel manufacturer, and a global publishing, financial information and media services company.
In the Retail sector, Satyam is supporting a retail food giant to build an integrated system to manage and execute its complete life cycle of transportation processes, from carrier selection to financial settlement. The new system is squeezing out inefficiencies in the supply chain, arising from multiple manual intensive legacy systems and disparate transportation processes. The company further won a multi million dollar, multi location contract from a global leader in polymer manufacturing, to support its SAP system and users across the USA, Germany and Mexico.
Satyam developed a financial supply chain package for a leading European insurance company. The package is an improvement over the existing industry standard used by insurance majors for reporting accumulation risk controls of natural calamities.
Focusing on the auto sector Satyam working on the order management process, resulting in a reduction of its planning cycle from four months to six days, for a global auto major. As a part of this solution, Satyam integrated the customer’s plants and sales operations, in four different countries, through a reliable and efficient middleware.
Satyam designed a scalable and modular application to build a “member funding engine” which is a part of a facility that provides healthcare savings account information to users.
The application, developed for a global insurance major, is helping the customer in processing and settling thousands of claims.
Business Transformation Ventures
Sustaining its global leadership in the consulting and enterprise business solutions, which grew by 14%, Satyam continued to anchor the company’s growth. In sync with these growth initiatives, the company set up Futurus, a first-of-its-kind state-of-the-art business solutions laboratory, to strengthen its enterprise business solutions practice and facilitate business solutions. This is in line with Satyam’s endeavor to participate in business transformation initiatives that, it believes, will shape future IT solutions. The lab provides businesses a peek into their future business environment, and cuts risks significantly while making business and technology decisions. It simulates future business scenarios by combining Satyam’s diverse domain expertise with its rich capabilities in consulting and enterprise application deployment.

Futurus is a major stride by Satyam towards partnering with its customers in their business successes, by providing them with not only technology solutions, but also business consulting services. Futurus is also available online, enabling users to remotely log in to the lab and simulate scenarios.
Nipuna Highlights
Nipuna, Satyam’s BPO subsidiary, recorded revenue of Rs. 14.49 crore in Q1. The company expects Nipuna to cash breakeven by end of fiscal 2006, and continues with its revenue guidance of US$ 18 million for fiscal 2006. Nipuna added 245 employees in Q1.
Financial Highlights ( Indian GAAP Stand Alone):
▪	Total income for Q1 of Rs. 1057.81 crore

▪	Net profit of Rs. 206.04 crore

▪	EPS for Q1 was Rs. 6.44
About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 410* global companies, of which 148* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents.
*As of June 30, 2005
For more information visit us at: www.satyam.com
For clarifications write to us at Corporate_Communications@Satyam.com
Or contact our global PR representatives at:

India	Rajesh, rajesh@perfectrelations.com, +91 40 55319862, +91 98490 42184

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov